                     U.S. SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                          NOTICE OF EXEMPT SOLICITATION

1.   Name of the Registrant:

     LAYNE CHRISTENSEN COMPANY

2.   Name of person relying on exemption:

     STEEL PARTNERS II, L.P.

3.   Address of person relying on exemption:

     590 MADISON AVENUE, 32ND FLOOR
     NEW YORK, NEW YORK 10022

4.   Written  materials.  Attach  written  material  required  to  be  submitted pursuant to Rule 14a-6(g)(1):

                             STEEL PARTNERS II, L.P.
                         590 Madison Avenue, 32nd Floor
                            New York, New York 10022
                               TEL (212) 758-3232
                               FAX (212) 758-5789

                                  May 25, 2005

Dear Fellow Stockholder,

Steel  Partners  II, L.P. is the owner of  1,435,818  shares of common  stock of
Layne   Christensen   Company  ("LAYN"  or  the  "Company")  and  third  largest stockholder  of LAYN. I am the managing  member of Steel Partners and a director of LAYN. Steel Partners is asking for your support FOR its stockholder  proposal included  in the  Company's  proxy  statement  for the 2005  annual  meeting  of stockholders, which asks the LAYN board of directors to take the steps necessary to declassify the LAYN board.  We believe that the annual election of the entire board of directors  will give LAYN  stockholders  the most direct and  effective voice in the governance of our company.

The Company's board is currently  divided into three classes,  each elected to a three-year  term. Any single  director must face the  stockholders  and have his performance  ratified  only once in three  years.  We  believe  sound  corporate governance practices,  such as the annual election of directors, will impose the level  of  management  accountability  necessary  to  help  insure  that  a good performance record continues over the long term.

As a governance matter,  the classified board is a paternalistic  anachronism in today's  investment  environment;  the underlying  premise is that  stockholders could be stampeded  into ousting the entire board to the  detriment of their own investment.  A classified  board will thus, in theory,  protect the stockholders from their own folly. We believe this is nonsense, and that LAYN's stockholders, a majority of whom are professional money managers, can make intelligent choices on their own. Consider that, in 2004,  according to the Investor  Responsibility
Research Center,  stockholder proposals to end board classification received, on average,  the favorable vote of 70.6% of the stockholder  votes cast. We believe these votes have sent a clear message that public companies should not ignore.

In casting your vote,  please  remember  that this proposal is a request for the board to act. LAYN's  stockholders  are unable to alter the classified  board on their own - they can only act after  approval by the board,  and thereafter by a supermajority  vote  of 80% of the  outstanding  shares  in a  separate  binding proposal  if  made at the  discretion  of the  board.  Your  vote  is  therefore critical.  LAYN's directors are your elected representatives.  Send them a clear message that you desire  stockholder  empowerment  and basic good  governance by voting FOR proposal 2 today.

Thank you for your support,

/s/ Warren G. Lichtenstein
----------------------------
Warren G. Lichtenstein
Steel Partners II, L.P.

             PLEASE NOTE THAT THE COST OF THIS LETTER IS BEING BORNE
         ENTIRELY BY STEEL PARTNERS II, L.P.THIS IS NOT A SOLICITATION.
          PLEASE DO NOT SEND YOUR PROXY CARD TO STEEL PARTNERS II, L.P.